File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:___.]

Monthly Sales Report — April 2006	3

Regulated Announcement for the month of April 2006	3 ~ 5

Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2006.
Sales volume (NT$: Thousand)

Time	Item	2006	2005	Changes	(%)
April	Invoice amount	1,845,274	1,328,690	516,584	38.88%
April	Net Sales	1,843,486	1,316,322	527,164	40.05%
Funds lent to other parties (NT$: Thousand): None
Endorsements and guarantees (NT$: Thousand): None
Financial derivatives transactions (NT$: Thousand)
4-1 Trading purpose:

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,116,400
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-1 Hedging purpose (for assets/liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of April 2005.
The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	March 31,2006	April 30,2006	Changes
Director & Vice President	J.P. Peng	7,070,767	6,043,520	6,043,520	+774,000
					-774,000
Associate Vice President	C.D. Lin	0	1,949,822	1,913,822	-36,000
Associate Vice President	F.L. Ni	0	1,946,258	1,944,258	-2,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
March 31, 2006	March 31, 2006	April 30, 2006	April 30, 2006
2,176,109.3	21,761,093	2,176,109.3	21,761,093

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of April 2006.
The acquisition of assets: None
The disposal of assets: None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: May 15, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center